CooTek (Cayman) Inc.

11F, T2, No.16 Lane 399 Xinlong Road, Minhang District

Shanghai, 201101

People’s Republic of China

July 25, 2022

VIA EDGAR

Ms. Megan Akst

Ms. Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CooTek (Cayman) Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on April 29, 2022 (File No. 001-38665)

Dear Ms. Akst and Ms. Collins,

The Company has received the letter dated July 21, 2022 from the staff of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). The Company respectfully submits to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare a thorough response. The Company will provide its response to the Letter via EDGAR as soon as possible, in any event no later than August 19, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s general legal counsel at yeting.cai@cootek.cn or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom at +86 21 6193 8233 or haiping.li@skadden.com.

Very truly yours,

/s/ Karl Kan Zhang
Karl Kan Zhang
Chairman of the Board of Directors and Chief Technology Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kelly Yu, Partner, Deloitte Touche Tohmatsu CPA LLP